Exhibit 107

Calculation of Filing Fee Tables

FORM TO-I

(Form Type)

abrdn Emerging Markets Equity Income Fund, Inc.

(Name of Issuer)

abrdn Emerging Markets Equity Income Fund, Inc.

(Name of Person(s) Filing Statement)

	Transaction valuation	Fee rate	Amount of filing fee
Fees to be paid	$57,523,964.54(1)	0.00015310%	$8,806.92 (2)
Fees Previously Paid
Total Transaction Valuation
Total Fees Due for Filing
Total Fees Previously Paid
Total Fees Offsets
Net Fee Due

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares, based upon the Fund’s net asset value as of January 13, 2025.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025, $153.10 per million dollars of the value of the transaction.